

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

Louis F. Januzzi
General Counsel
Omnicom Group Inc.
280 Park Avenue
New York, NY 10017

> **Re: Omnicom Group Inc.**
> **Registration Statement on Form S-4**
> **Filed January 17, 2025**
> **File No. 333-284358**

Dear Louis F. Januzzi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Morelli